123 South Front Street, Memphis, TN 38103 Phone (901) 495-6500

June 20, 2005

Securities and Exchange Commission

Attn: Michael Moran

450 Fifth Street, N.W.

Washington, DC 20549

RE:	Form 10-K for the year ended August 28, 2004
Form 10-Q for the quarter ended February 12, 2005
File No. 1-10714

Dear Mr. Moran,

Below are our responses to your questions in your letter dated June 8, 2005. We have repeated your questions and replied in bold immediately under the question.

Exhibit 13.1

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note A – Significant Accounting Policies, Pages 19-22

Revenue Recognition, page 20

1.

We have read your responses to our prior comment nos. 5, 6 and 9 in our March 9, 2005 comment letter regarding your belief that disclosure of the amount of total sales included in your statement of operations relating to the pay-on-scan (“POS”) arrangements would not be relevant to a reader of your financial statements. It appears sales generated from these types of transactions require no use of cash and will have a positive impact on your cash flows. In this regard, we note the disclosures relating to POS arrangements in the liquidity section of Management’s Discussion and Analysis in your recently filed Form 10-Q for the second quarter ended February 12, 2005. It appears that these types of transactions will continue to have an increasingly positive impact your cash flows since your purchase and payment of an item sold occurs after you have collected from the customer. You also state in your response that sales from POS arrangements approximated 8% of total sales for the twenty-four week period ended February 12, 2005 compared with the 3% for fiscal 2004. Based on your total sales of $5.6 billion for fiscal 2004, sales from POS arrangements could approximate $450 million on an annual basis. We believe these amounts are relevant to a reader of your financial statements and disclosure of the amount of these sales for all periods presented would provide meaningful disclosure. Please show us what your revised disclosures relating to these POS arrangements will look like in future filings.

AutoZone Response:

Beginning with our Form 10-K for the fiscal year ending August 27, 2005, we will revise our liquidity section of Management’s Discussion and Analysis to disclose the amount of total sales included in our statement of operations relating to POS arrangements. A draft of our revised disclosure is as follows:

Contributing to the favorable year-over-year change in inventory and accounts payable and accrued expenses is the use of pay-on-scan (“POS”) arrangements with certain vendors, whereby we do not purchase merchandise supplied by a vendor until just before that merchandise is ultimately sold to our customers. Title and certain risks of ownership remain with the vendor until the merchandise is sold to our customers. Since we do not own merchandise under POS arrangements until just before it is sold to a customer, such merchandise is not recorded on our balance sheet.

Merchandise under POS arrangements was approximately $XXX million at August 27, 2005 and $147 million at August 28, 2004. Upon the sale of the merchandise to our customer, we recognize the liability for the goods and pay the vendor in accordance with the agreed upon terms. Although we do not hold title to the goods, we control pricing and have credit collection risk and therefore, revenues under POS arrangements are included gross in net sales in the income statement. Sales of merchandise under POS arrangements approximated $XXX million in fiscal 2005 and $XXX million in fiscal 2004. There were no sales under POS arrangements in fiscal 2003.

Vendor Allowances and Advertising Costs, page 21

2.

Please tell us and revise future filings to disclose the amount of cooperative advertising reimbursements netted against gross advertising expense for all periods presented. In addition, please disclose the following:

	•	the percentage of vendors with whom you have reimbursement agreements;
	•	the terms (length of time) and conditions of the agreements;
	•	whether or not management would continue to incur the same level of advertising expenditures if vendors discontinued their reimbursement of cooperative advertising expenses;
•

if management cannot represent that they will continue to incur similar levels of advertising expenditures in the absence of these vendor agreements, please discuss in your Management’s Discussion and Analysis section how reductions in the current level of advertising expenditures may or may not adversely affect revenues; and

	•	the dollar amount of the excess reimbursements, if any, over costs incurred that is recorded as a reduction of cost of sales.

Refer to EITF 02-16 and paragraph .49 of SOP 93-7. Please show us in your supplemental response what your revised disclosures will look like.

AutoZone Response:

The Company’s vendor funding arrangements do not generally contain reimbursement arrangements. For the few that provide for specific and identifiable reimbursements, the reimbursements are not for incremental expenditures, but for expenditures that would be incurred irrespective of the vendor funding. As a result, the Company does not have any reimbursement arrangements that meet the criteria of EITF 02-16 that would provide for recognizing the vendor reimbursements as a reduction to operating expenses. All vendor funds are recorded as a reduction of inventories that are recognized as a reduction to cost of sales as the inventories are sold. Amounts received from vendors are subject to purchase volumes and the terms of the vendor agreements, which generally do not state an expiration date, but are subject to ongoing negotiation. The Company’s level of advertising and other operating, selling, general and administrative expenditures are not dependent on vendor allowances. In response to your comments, the following reflects a draft of the revised disclosure to be included in our Form 10-K for the fiscal year ending August 27, 2005:

Vendor Allowances and Advertising Costs: The Company receives various payments and allowances from its vendors based on the volume of purchases or for services that AutoZone provides to the vendors. Monies received from vendors include rebates, allowances and promotional funds. The amounts to be received are subject to purchase volumes and the terms of the vendor agreements, which generally do not state an expiration date, but are subject to ongoing negotiations that may be impacted in the future based on changes in market conditions, vendor marketing strategies and changes in the profitability or sell-through of the related merchandise. The Company’s level of advertising and other operating, selling, general and administrative expenditures are not dependent on vendor allowances.

Rebates and other miscellaneous incentives are earned based on purchases or product sales and are accrued ratably over the purchase of the related product, but only if it is reasonably certain that the required volume levels will be reached. These monies are recorded as a reduction of inventories and are recognized as a reduction to cost of sales as the inventories are sold.

For all allowances and promotional funds earned under vendor funding arrangements entered into or modified after December 31, 2002, the Company applied the guidance pursuant to the Emerging Issues Task Force Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor” (“EITF 02-16”), by recording the vendor funds as a reduction of inventories that are recognized as a reduction to cost of sales as the inventories are sold. The Company’s vendor funding arrangements do not provide for any reimbursement arrangements that are for specific, incremental, identifiable costs that are permitted under EITF 02-16 for the funding to be recorded as a reduction to advertising or other operating, selling, general and administrative expenses.

Prior to applying EITF 02-16, certain vendor allowances and promotional funds earned under vendor funding arrangements entered into before December 31, 2002 were recognized as a reduction to operating, selling, general and administrative expenses. Subsequent to fiscal 2003, vendor allowances did not reduce advertising or other operating, selling, general and administrative expenses, as all vendor funding arrangements entered into prior to December 31, 2002 had been modified or had expired. Vendor funding arrangements reduced advertising expense by $44.0 million in fiscal 2003, resulting in net advertising expense of $32.5 million. Advertising expense was approximately $98.1 million in fiscal 2004. The Company expenses advertising costs as incurred.

Note C – Accrued Expenses, Page 34

3.

We have read your response to our prior comment no.10 in our March 9, 2005 comment letter relating to your disclosure of vendor allowances received in connection with warranty liabilities. Please tell us and disclose in your future filings the amount of allowances in excess of warranty liabilities that is reclassified to inventory for all periods presented.

AutoZone Response:

Beginning with our Form 10-K for the fiscal year ending August 27, 2005, we will expand our accrued sales and warranty returns table to include the amount of allowances in excess of warranty liabilities that were reclassified to inventory. The revised table reflecting activity for fiscal year ended August 28, 2004 and August 30, 2003 is as follows:

	Year Ended
(in thousands)	August 28, 2004	August 30, 2003
Balance, beginning of fiscal year	$ 78,482	$ 82,035
Allowances received from vendors	49,444	116,808
Excess vendor allowances reclassed to inventory	(12,056)	—
Income	(42,094)	(25,522)
Claim settlements	(62,283)	(94,839)

Balance, end of fiscal year	$ 11,493	$ 78,482

Please let us know if you have any further questions or if we can clarify any other issues that you may have.

Yours truly,

AUTOZONE, INC.

By:	/s/ Michael G. Archbold

Michael G. Archbold

Executive Vice President and

Chief Financial Officer